Richard A. Kline 650.752.3139 rkline@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

January 31, 2013

CONFIDENTIAL SUBMISSION Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934
Re:
Control4 Corporation
Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

        On behalf of Control4 Corporation, a Delaware corporation (the "Company"), and in connection with the confidential submission of its draft registration statement on Form S-l (the "Registration Statement") on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the "JOBS Act") and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") prior to the public filing of the Registration Statement.

        Pursuant to Title I, Section 101 of the JOBS Act, the Company is an "emerging growth company" that had total annual gross revenues of less than $1.0 billion during its fiscal year ended December 31, 2011. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a "road show," as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

        Please direct all notices and communications with respect to this confidential submission to each of the following:

Martin Plaehn, President and Chief Executive Officer Control4 Corporation 11734 S. Election Road Salt Lake City, Utah 84020 Telephone: (801) 523-3100
with a copy to:	Richard A. Kline, Esq. Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025 Telephone: (650) 752-3139 Facsimile: (650) 853-1038

        Please contact the undersigned at (650) 752-3139 or rkline@goodwinprocter.com if you have any questions regarding the foregoing.

Very truly yours,
/s/ RICHARD A. KLINE Richard A. Kline of Goodwin Procter LLP
cc:
Martin Plaehn, President and Chief Executive Officer, Control4 Corporation
Dan Strong, Chief Financial Officer, Control4 Corporation
Greg Bishop, General Counsel and Chief Compliance Officer, Control4 Corporation
William J. Schnoor, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP